SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) 60.643.228/0001-21
Corporate Registry ID (NIRE) 35.300.022.807

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON OCTOBER 17, 2005.

Date, Time and Venue:	Held on October 17, 2005, at 10:00 am, at the Company’s head office located at Alameda Santos, 1,357, 6º andar, in the city of
São Paulo, State of São Paulo.

Attendance:	(i) Both shareholders representing total voting capital and
preferred shareholders not entitled to voting rights, pursuant to signatures executed on the Shareholders’ Attendance List, (ii) Mr.
João Carlos Hopp and Mr. Miguel Roberto Gherrize, members of the Statutory Audit Committee, and (iii) Mr. Valdir Roque –
Investor Relations Officer.

Calls:	Call Notice published on September 30, October 3 and 4, 2005 on the newspaper “Valor Econômico” and on September 30, October
1 and 4, 2005 on the “Official Gazette of the State of São Paulo”;

Presiding Board:	Mr. Valdir Roque – Chairman
Mr. Eduardo Lavini Russo – Secretary

Agenda:	(a) review, discuss, and approve the Amendment to Appraisal
Report of the Book Shareholders’ Equity of VCP Florestal S/A,
merged at the Extraordinary Shareholders’ Meeting held on
January 26, 2005; (b) ratify the hiring of PricewaterhouseCoopers
Auditores Independentes to carry out said amendment to the
Appraisal Report of the Book Shareholders’ Equity of VCP
Florestal S/A, and (c) elect members for the Statutory Audit
Committee.

Resolutions:	after the meeting was convened and the chair elected by
shareholders as set forth in Article 27, paragraph 3, of the
Company’s bylaws, the matters were brought into discussion and the following decisions were taken:

     (a) approving, on the whole, the Amendment to Appraisal Report of the Book Shareholders’ Equity of VCP Florestal S/A, merged at the Extraordinary Shareholders’ Meeting held on January 26, 2005, so that it would include two (2) plots of land located in the Bairro Monte Alegre, of the District, Municipality, County, and Second Real Estate District of Piracicaba, in the state of São Paulo, encompassing areas of 389,650.57 square meters and 169,694.06 square meters, registered in Second Real Estate Registration Office of Piracicaba, state of São Paulo, under numbers 78,127 and 78,126, respectively. Said Amendment to Appraisal Report of Book Shareholders’ Equity of VCP Florestal S/A is the so-called Document 1 hereof, which, after being certified by the Chair, will be filed at the Company. Notwithstanding said amendment, the book value of VCP Florestal S/A at December 31, 2004, stated in the appraisal report then amended, remains unchanged in the amount of four hundred, fifty two million, three hundred ten thousand, and one hundred sixteen reais (R$ 452,310,116.00);

     (b) ratifying the hiring of PricewaterhouseCoopers Auditores Independentes, with head office at Avenida Francisco Matarazzo, 1400, São Paulo – S.P., CEP 05001-903, enrolled in the National Register of Legal Entities/ Ministry of Finance under No. 61.562.112/0001 -20, to carry out the Amendment to Appraisal Report of the Book Shareholders’ Equity of VCP Florestal S/A; and

     (c) in view of the resignation of Mr. Ariovaldo dos Santos from the Company’s Statutory Audit Committee on June 24, 2005, shareholders entitle to vote elected the following members for a term of office which will extend to the next General Shareholders’ Meeting to be held in 2006: (i) Mr. JOÃO CARLOS HOPP, Brazilian, married, economist, Identity Card (RG) 1.395.761 SSP/SP and Individual Taxpayer’s Register (CPF/MF) 201.275.708 -10, resident and domiciled at Alameda Casa Branca, 456, 7º andar, apto 71, Cerqueira César, in the city of São Paulo, State of São Paulo, who had previously held the position of deputy, was elected to the position of incumbent member of the Statutory Audit Committee, and (ii) Mr. GERALDO GIANINI, Brazilian, married, accountant, Identity Card (RG) 4.544.903 -X SSP/SP and Individual Taxpayer’s Register (CPF/MF) 531.905.488 -20, resident and domiciled at Rua Bandeira Paulista, 147 – apto. 44, Itaim Bibi, in the city of São Paulo, State of São Paulo, was elected to the position of deputy in the statutory audit committee then elected.

The publication of these minutes with the omission of the names of shareholders, as permitted by law, was authorized.

All resolutions above were unanimously approved by the attending shareholders.

There being no further business to consider, the meeting was adjourned so that, after being read, checked, and deemed proper, these minutes could be drawn up and executed pursuant to Article 30, main provision, of the Brazilian corporate law.

São Paulo, October 17, 2005. (signatures) Valdir Roque, Chairman. Eduardo Lavini Russo, Secretary. Votorantim Participações S/A, for and on behalf of Priscila Vitiello; Nova HPI Participações e Comércio Ltda., for and on behalf of Daniela Assumpção Romero; Sérgio Feijão Filho; The Master Trust Bank Of Japan, Ltd., for and on behalf of George Washington Tenório Marcelino; Missouri State Employees´ Retirement System, for and on behalf of George Washington Tenório Marcelino; Frank Russell Investment Company Emerging Markets Fund, for and on behalf of George Washington Tenório Marcelino; The California State Teachers Retirement System, for and on behalf of George Washington Tenório Marcelino; Morgan Stanley Investment Management Active Internation, for and on behalf of George Washington Tenório Marcelino; State Street Emerging Markets, for and on behalf of George Washington Tenório Marcelino; Brazil MSCI Emerging Markets Index Common Trust Fund, for and on behalf of George Washington Tenório Marcelino; IBM Tax Deferred Savings Plan, for and on behalf of George Washington Tenório Marcelino; Morgan Stanley Institutional Fund, INC., Active Internation, for and on behalf of George Washington Tenório Marcelino; Gard P&I (Bermuda) Ltd., for and on behalf of George Washington Tenório Marcelino; Norges Bank, for and on behalf of George Washington Tenório Marcelino; College Retirement Equities Fund, for and on behalf of George Washington Tenório Marcelino; Fidelity Advisor Series VIII: Latin America Fund, for and on behalf of George Washington Tenório Marcelino; Fidelity Latin America Fund, for and on behalf of George Washington Tenório Marcelino; Vanguard Emerging MKTS Stock Index Fund, for and on behalf of George Washington Tenório Marcelino; Vanguard Emerg. MKTS Stock Index FD, for and on behalf of George Washington Tenório Marcelino; Fidelity INV Trust Lat America Fund, for and on behalf of George Washington Tenório Marcelino; Fidelity Fund – Latin America Fund, for and on behalf of George Washington Tenório Marcelino; Ishares MSCI Brazil Free Index Fund, for and on behalf of George Washington Tenório Marcelino; Aegon/Trans.SF I – V K A Intl.Alloc., for and on behalf of George Washington Tenório Marcelino.

I do hereby certify that this is a free English translation of the original instrument which is in possession of the Company.

EDUARDO LAVINI RUSSO
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.